 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

CHROMADEX CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

171077100
(CUSIP Number)

Steven D. Rubin
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6015
 (Name, address and telephone number of person

authorized to receive notices and communications)

June 20, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS: Phillip Frost, M.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,252,937(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

15,252,937 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,252,937 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation

(2) Based on 91,853,834 shares of Common Stock outstanding as of July 12, 2012

1	NAMES OF REPORTING PERSONS: Frost Gamma Investments Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Florida

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,252,937 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

15,252,937 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,252,937 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1) Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(2) Based on 91,853,834 shares of Common Stock outstanding as of July 12, 2012

ITEM 1.  Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission on January 19, 2011, as amended on August 29, 2011, to Schedule 13D (this “Amendment No. 2”) is filed by Phillip Frost, M.D., and Frost Gamma Investments Trust (the “Gamma Trust”)  and collectively with Dr. Frost and Gamma Trust,  the “Reporting Persons”), with respect to common stock, $.001 par value per share (“Common Stock”) of ChromaDex Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10005 Muirlands Blvd Suite G, Irvine, CA 92618.  Information regarding each of the reporting persons is set forth below.

ITEM 3. Source and Amount of Funds or Other Consideration.

On February 10, 2012 Frost Gamma Investments Trust  purchased 333,333 shares of the Issuer’s common stock in a private placement at a per share purchase price of $0.75 for an aggregate purchase price of $250,000.

On June 20, 2012, Gamma Trust acquired an aggregate of 600,000 shares of the Issuer’s common stock in a private transaction with another stockholder of the Issuer at a per share purchase price of $0.65 for an aggregate purchase price of $390,000.

There were no additional transactions in the last 60 days.

The source of funds for the acquisition of all shares of Common Stock beneficially owned by the Reporting Persons was the working capital of Gamma Trust.

ITEM 4. Purpose of Transaction.

The Reporting Persons acquired all shares of Common Stock of the Issuer for investment purposes only.  The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock  or other securities of the Issuer convertible into Common Stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock or other convertible securities which they now own or may hereafter acquire. Neither of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

The Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Phillip Frost, M.D.	15,252,937	(2)	16.61%

Frost Gamma Investments Trust	15,252,937	(2)	16.61%

______________

(1)	Percentage based upon 91,853,834 shares of Common Stock outstanding as of July 12, 2012.

(2)
Held by Gamma Trust of which Dr. Phillip Frost is the trustee.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

The Reporting Persons’ responses to Items 3 and 4 to this 13D Amendment No. 2 are hereby incorporated by reference in this Item 5. The Reporting Persons’ responses to cover page Items 7 through 10 of this 13D Amendment No. 2, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with Frost Gamma Investments Trust

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2012	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: July 12, 2012	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with Frost Gamma Investments Trust